Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

Tweet:  .@TMobile kicks ass now & will continue to kick ass as The New T-Mobile! Just wait…we’re gonna be SUPERCHARGED! ;) [link to USA Today article below] … Details: http://NewTMobile.com

Facebook Post: T-Mobile kicks ass now & will continue to kick ass as The New T-Mobile! Just wait…we’re gonna be SUPERCHARGED!  Details: NewTMobile.com [link to USA Today article below]

Let T-Mobile and Sprint link up

The Editorial Board, USA Today
May 1, 2018

Wireless merger would create a third player with the scale and resources to compete effectively with Verizon and AT&T: Our view

For the third time in four years, T-Mobile and Sprint have decided to try to link up, creating a wireless combo designed to compete more vigorously with Verizon and AT&T.

The first effort ended in 2014, thanks to opposition from Obama administration anti-trust enforcers. The second ended last fall, before it was formally announced, when the two companies couldn’t agree on who would control the combined company.

Maybe the third time is the charm, as they say. The two sides have agreed that T-Mobile will be the new name, and that its management will run the place. And they hope their emphasis on building out a 5G network will sell well in a Trump administration that has made 5G a priority.

The first thing to say about this proposed merger is that it is more troublesome than the AT&T-Time Warner deal that the Justice Department is trying to thwart, apparently to curry favor with President Trump, who dislikes Time Warner’s CNN unit.

Unlike that “vertical” merger, involving a distribution platform and a digital content company, this “horizontal” merger involves two companies in the same field of wireless telecommunications.

The second thing to say about the T-Mobile-Sprint merger is that it should be approved. While it would reduce the number of cellphone providers, it would still leave three major players.

It fact, it would create a third major player out of two also-rans. Combined, the two companies would have about 100 million customers, roughly the same size as Verizon and AT&T.

Both T-Mobile and Sprint have said that they would plow ahead with 5G separately. But they are much smaller than their main competitors, and Sprint is loaded with debt.

Only by combining would there be a third player with the scale and resources to compete effectively in 5G, which requires a huge investment in technology and an even bigger commitment to winning over local opposition.

Critics raise a number of objections to the merger but generally fall back on the argument that all mergers are bad.

Some anti-trust experts point to how the wireless industry is already concentrated, according to a metric known as the Herfindahl-Hirschman Index, and would increase further with the merger. But this is something of a self-fulfilling argument. The index does not recognize that mergers among second-tier players can actually boost competition.

The approval process in this case is a minefield, something suggested by the sell-off in Sprint and T-mobile stocks Monday and Tuesday on the belief the deal might not go through.

The Justice Department will have to approve it, squaring its decision with its inexplicable decisions to fight the AT&T-Time Warner deal. The Federal Communications Commission will also have to give it the green light. And, because Sprint is largely owned by Japan’s SoftBank and T-Mobile is owned by Germany’s Deutsche Telekom, it could come under review by an interdepartmental panel that weighs the national security implications of mergers.

In the final analysis, there is no good reason to block this merger, one of the few such deals that could actually increase competition.

USA TODAY’s editorial opinions are decided by its Editorial Board, separate from the news staff. Most editorials are coupled with an opposing view — a unique USA TODAY feature.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweet: Yup! What @SievertMike said! With the combined resources of @Sprint & @TMobile, the New T-Mobile will expand our network, launch nationwide 5G & more! Details: http://NewTMobile.com  [link to VentureBeat article below] …

T-Mobile says Sprint and fixed 5G will let it challenge cable companies

Jeremy Horwitz, VentureBeat
May 2, 2018

Ignore T-Mobile CTO Neville Ray’s earlier statements on the “double yawn” concept of using 5G wireless technology to replace cable-based broadband and TV services. Now that a merger with Sprint is in the works, T-Mobile is actively looking at so-called “fixed 5G” as a way to challenge wired internet and TV providers across the country, following Verizon’s earlier — and derided — decision to do the same for its 5G rollout in 2018.

What’s changed, T-Mobile’s Mike Sievert said during an earnings call with analysts, is the combined strength of T-Mobile’s 600MHz and Sprint’s 2.5GHz 5G network resources following a merger. While initial speeds may be slow, Sievert expects that their combined 5G speed will hit 450 megabits per second (Mbps) within the company’s planning horizon, and claims that will be the national average, not just in specific areas served by millimeter wave small cells.

If the 450Mbps number is accurate, it converts to just over 56 megabytes per second (MBps), which Sievert described as “way higher than most people get in their home broadband today.” He noted that the broadband market is currently underserved due to a lack of competition, as 53 percent of broadband customers have only one choice. T-Mobile now sees fixed 5G as an opportunity that could be exploited on the internet side, as well as on the TV side thanks to its recent acquisition of Layer3 TV.

Though T-Mobile has committed to building a “mobile 5G” network focused on supplying smartphones and other mobile devices with wireless service, it’s not difficult to add fixed 5G hardware that remains tethered in homes. Samsung already has fixed 5G “consumer premises equipment” ready to go, and rival Inseego will similarly have a Novatel-branded alternative available by the time T-Mobile’s network launches in 2019.

Bringing 5G wireless services directly into homes could do more than just improve TV and internet service. Next-generation standalone VR headsets and game consoles are expected to leverage low-latency, high-bandwidth 5G connections to stream immersive 3D video content to tiny screens. Customers could also combine their previously separate smartphone and home broadband packages to save money on necessary services.

There are obviously a few big “ifs” here: T-Mobile still has to complete its deal with Sprint, launch its 5G network, and get that network up to a competitive performance level in historically underserved areas. It also remains to be seen when and how the cable companies will respond; they could ratchet up the performance of their wired networks to give consumers better speeds, or expand their cabling to reach more homes. In any case, it’s fair to assume that increased broadband service competition from both cable and wireless providers will be great for consumers over the next couple of years.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual

Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweet: “AT&T and Verizon are content with dominating and launching sporadic 5G without a formidable competitor capable of heavy investment in new technology for a broad and deep network. With the merger, all that will change.” [link to Daily Caller article below] … Key info: http://NewTMobile.com

This Merger Can The Provide Competitive Spur To Win The 5G Race

James K. Glassman, The Daily Caller
May 3, 2018

The decision Sunday by the boards of T-Mobile and Sprint to merge the two companies is timely in the extreme. What the U.S. needs in order to develop 5G, or critical fifth-generation mobile Internet technology, is competition, and the merger, if it is approved by regulators, will provide competition that neither company could possibly offer on its own.

Competition has given Americans better products, better service, better prices — and a faster-growing economy. But the race to 5G has threatened to become bogged down in complacency. AT&T and Verizon are content with dominating and launching sporadic 5G without a formidable competitor capable of heavy investment in new technology for a broad and deep network. With the merger, all that will change.

The effects of competition have been clear in recent years as T-Mobile’s Un-carrier strategy has forced AT&T and Verizon to adopt more consumer-friendly offerings, and both Sprint and T-Mobile have forced competitors to offer unlimited data plans. By joining together, the new T-Mobile can create even more disruption in the wireless market. Combined, T-Mobile and Sprint will have the scale and resources to reshape the communications landscape for U.S. businesses and consumers.

What will 5G do? While all the details still aren’t final, 5G will likely give your mobile phone a connection 10 times faster than 4G — fast enough to download a 3D movie in 30 seconds (compared with six minutes with 4G). More important, 5G will provide the bandwidth for a larger and more efficient “Internet of Things,” reducing the lag time or latency between devices and the servers with which they communicate, enabling, for example, driverless cars to be far safer.

Currently, the United States is neck-and-neck with our South Korean, Japanese, and Chinese counterparts to develop and implement 5G technology. The country that wins will reap significant economic benefits. AT&T and Verizon are investing in 5G technology but not to the degree they should be, in light of their positions atop one of our most important economic sectors.

That’s where the merger comes in. The new T-Mobile will generate significantly more pressure on all companies in the wireless space — including new entrants from cable — to develop their 5G technology rapidly. T-Mobile and Sprint both bring unique spectrum holdings, R&D bases, and access to capital to carry our country across the finish line in the race to nationwide 5G.

A competitive spirit is America’s great comparative advantage. But competition has been too limited in communications technology, a sector that affects us all. By introducing a powerful new player with a penchant for pro-consumer disruption onto the scene, the merger of T-Mobile and Sprint will have a powerfully positive effect on the U.S. economy.

America has the strongest private sector in the world, but we can’t afford to rest on our laurels. Regulators, policymakers, business leaders — as well as consumers — need to understand what’s at stake with this merger. It’s our best chance to get 5G implemented quickly and broadly, to the benefit of all of us.

James K. Glassman, who introduced Internet technology to American diplomacy as Under Secretary of State for Public Diplomacy (2008-09), is a senior advisor to Sprint. He was formerly a fellow at the Center for Internet, Communications and Technology at the American Enterprise Institute.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway,

Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweet: How do I celebrate The New T-Mobile with @SievertMike (who will also be President and COO)?  Confetti, obviously!! http://NewTmobile.com  #WeWontStop

Tweet: There are many competitors in wireless! With the New T-Mobile’s combined resources, we’ll be able to bring real competition and innovation to the industry! Details: http://NewTMobile.com [link to Motley Fool article below]

With 100 Million Subscribers, Say Hello to the “New T-Mobile”

The combined company will pose a serious competitive threat to current industry leaders AT&T and Verizon.

Motley Fool Staff, The Motley Fool
May 3, 2018

The $26 billion all-stock deal between Sprint (NYSE:S) and T-Mobile (NASDAQ:TMUS) puts T-Mobile firmly in charge — an idea that was untenable just six months ago. But with even greater scale and resources at its disposal, the new company is certain to shake up the wireless industry.

In this segment from Industry Focus, the cast dives into the deal terms for shareholders before offering a glimpse behind the curtains of the “New T-Mobile”.

Vincent Shen: There’s an actual deal on the table to dissect now. This was another instance where there were a lot of rumors. So they’ve been swirling since early April that the two companies were back at the negotiating table, and then they made their official announcement on April 29th, this past Sunday.

It’s an all-stock deal with Sprint shareholders, for each share that they own, getting 0.10256 shares of T-Mobile. Using the closing prices from last Friday, Sprint’s stock was trading at $6.50 per share, while the exchange for T-Mobile stock was valued about $6.62. That might seem like a really narrow range with Sprint shareholders getting not even a 2% buyout premium. But as I mentioned, because these discussions have essentially been in the headlines since April 10th, if you look prior to that news, Sprint’s stock was trading at only $5.14 per share. So based on that price, the premium is actually close to 30%, much more robust. It’s better, but it’s not much consolation for Sprint investors, because the stock was trading at almost $9 this time last year.

Dan Kline: It’s an all-stock deal, so it’s not really a buyout of the stockholders. It’s more selling them on the promise of the new company.

Shen: Sure. So at that $6.62 exchange value, Sprint comes out with a value of about $26.5 billion. You add the company’s $33 billion of net debt, total enterprise value for the company is almost $60 billion.

Let’s talk a little bit more about the combined entity now, because it’s pretty fascinating. The “New T-Mobile”, as they refer to it in the press release, will keep the T-Mobile name and also keep the TMUS ticker. The enterprise value will be close to $150 billion, $75 billion of annual revenue, around 100 million subscribers, I believe, and 200,000 employees, and a very close competitor now to AT&T and Verizon.

Kline: That’s the big thing. You could say T-Mobile was No. 3. You could also say that RC Cola is the No. 3 cola in the United States. And it isn’t that direct a comparison, because obviously T-Mobile was a significant player, and RC Cola isn’t.

Shen: And causing a lot of pain for the bigger two players.

Kline: Sure. But this gives them the real economy of scale to, it’s arguable whether they’ll be No. 2 or No. 3 —

Shen: It’s close enough, though.

Kline: — it depends on how you look at some of the wholesale, the non-branded customers, but they’re on equal footing, and that makes everything easier.

Shen: Yeah. The company headquarters will be in Bellevue, Washington, with a secondary headquarters in Overland, Kansas. T-Mobile CEO John Legere and his COO Mike Sievert, they’ll keep their positions at the new company, while Sprint CEO Marcelo Claure and Masayoshi Son will take seats on the board of directors.

As stand-alone entities, Deutsche Telekom controlled 63% of T-Mobile, and SoftBank (NASDAQOTH:SFTBY) had an 83% stake in Sprint. For the new company, Deutsche Telekom will hold a 42% stake, and SoftBank will control 27%. The remaining 31% will be in the public’s hands. This goes back to that loss of control and how Deutsche Telekom will be holding the cards here.

Kline: You mentioned the management. The rest of the management positions are “going to be filled as needed from both companies.” The reality is, T-Mobile executives are going to win that fight.

Shen: Yeah.

Kline: But because the two companies have to operate separately for what could be a very long time —

Shen: Assuming the deal closes.

Kline: Right. The last thing you want to do is name all these positions and tell the Sprint CTO, “Hey, you can stay, but you’re going to be No. 2 in your department,” when they need him for the next period of time. So there will likely be retention bonuses and a lot to come out, specifically with Sprint management, that looks likely to be at least knocked down a peg, if not eliminated.

Shen: Also, in terms of these different leaders at the companies, I’m curious if you’ve seen anything about why Masayoshi Son had a change of heart from just November to six months later, now, finally agreeing to this deal.

Kline: The cost of a 5G network.

Shen: Ah, OK.

Kline: Really, when you look into it, as much as they valued all of the assets they have in terms of spectrum, when you actually break it down on how many points you need to make this work on a nationwide basis, it was daunting and impossible, really.

Shen: Simply too costly.

Kline: $1.5 trillion, something like that, which, any of these companies on their own, without existing assets of spectrum and bandwidth and things that would sell for much more if you had to buy them on the open market now, it just wasn’t going to work.

Daniel B. Kline has no position in any of the stocks mentioned. Vincent Shen has no position in any of the stocks mentioned. The Motley Fool owns shares of and recommends Verizon Communications. The Motley Fool recommends T-Mobile US. The Motley Fool has a disclosure policy.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweet: This isn’t just anyone’s wireless merger — this is America’s wireless merger — because it’s going to benefit ALL of us!! [link to Morning Consult article below] more: http://Allfor5g.com

This Isn’t Your Older Brother’s Wireless Merger

John Sununu, Morning Consult
May 4, 2018

Standing in line for the first iPhone ten years ago, it would have been impossible to predict the current state of play in the world of communications. More accurately, you could have tried, but you would have been very wrong. Verizon now owns Yahoo! and AOL. AT&T has acquired DirecTV and is now the country’s largest television provider. Comcast and Charter are launching their own mobile phone plans, while Google operates a high-speed fiber optic network in major cities across America.

To keep pace with customer demand for mobile connectivity and novel content, companies are joining across sector lines to form unlikely partnerships. Old boundaries are dissolving, as industries like cable, telecom and media converge. As policymakers evaluate the T-Mobile/Sprint merger announced this week, they’ll need to rethink the old, segmented definitions of industries to promote public interest in a new competitive world.

The combination will give T-Mobile the resources to deploy new technology — think 5G — faster and more broadly than ever before. These investments will take consumers far beyond the benefits of wireless speed and reliability — to high-speed home broadband, new streaming services and internet of things connectivity. This is particularly true in rural communities, where many Americans continue to be limited in their choice of wireless provider, broadband operator, or both.

T-Mobile and Sprint have highly complementary spectrum portfolios that will position the combined company to deliver America’s first nationwide 5G network, and press other providers to rapidly invest more in their own 5G networks. 5G will vastly improve high-speed internet access and quality in the United States, particularly in underserved communities where Wi-Fi has struggled to bridge the digital divide. Additionally, faster mobile speeds will accelerate the adoption of internet of things technologies, creating an ecosystem of connected devices to satisfy consumer demand for instant and constant connection.

With greater scale, T-Mobile will also have lower costs, economic efficiencies and capacity to reach more customers. And with a history of leading the industry in rolling out new ideas, the new T-Mobile will continue to accelerate change in a landscape that becomes more crowded every day. Comcast and Charter are becoming players, leveraging their distribution networks and massive subscriber bases. Google’s development of Google Fi and Facebook’s work on drone-based mobile broadband further underscore just how crowded this space is becoming.

Cable and mobile companies are also making investments in content to entice and retain consumers. Comcast’s acquisition of NBCUniversal, Verizon’s acquisition of Yahoo! and AT&T’s acquisition of DirecTV all epitomize the evolution toward vertical integration that is likely to continue as consumers’ preference for mobile services disrupts traditional services. In fact, phone and tablet internet use surpassed desktop usage in 2016, as consumers now use mobile devices as their primary gateway to the internet.

Consumers have responded with enthusiasm to innovations in mobile internet delivery, and history shows that when companies innovate and respond freely to consumer preferences, everyone benefits. It is critical that policymakers understand the industry changes brought about by internet mobility, and how the resulting convergence can drive innovation.

Promoting the public interest in this new environment will require a reconsideration of old assumptions about competition and consumer benefits. Competitive sets like the “Big Four” in wireless and distinctions like “wired vs. wireless” are increasingly irrelevant to the future of the industry. By forcing once separate industries to compete across a broader playing field, convergence is intensifying competition in mobile access and content delivery, with the potential to accelerate innovation, IT infrastructure development, and U.S. economic growth.

Still not convinced the wireless world has changed much in 10 years? Consider this: In 2009, the market leader in mobile platforms was…Blackberry.

John Sununu, who served as U.S. senator for New Hampshire from 2003 to 2009 and as representative for New Hampshire’s 1st District from 1997 to 2003, served as a director at Time Warner Cable from 2009-2016 and is currently a consultant to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT

CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweet: The merger of @TMobile and @Sprint is key to America leading the way in 5G = more innovation, more competition and more jobs! It’s a #winwinwin. [link to New York Times article below] key info: http://allfor5G.com

Facebook Post: The merger of T-Mobile and Sprint is key to America leading the way in 5G = more innovation, more competition and more jobs! It’s a #winwinwin. [link to New York Times article below] Key info: allfor5G.com

T-Mobile’s 5G Argument to Regulators Is Compelling

By Jennifer Saba, The New York Times
May 3, 2018

John Legere, the chief executive of T-Mobile, believes in second chances. And he has a point. Mr. Legere said if regulators allow T-Mobile’s nearly $26.5 billion acquisition of Sprint — a deal they opposed in the past — it will help the United States lead in wireless technology. The rationale this time is compelling.

As the third- and fourth-biggest mobile companies in the United States by subscribers, T-Mobile and Sprint have a problem. The American government wants the country to be a leader in 5G technology, but for anything but the biggest of operators, that’s a challenge — if it’s doable at all. Together, their chances of completing a nationwide network are much higher.

The enlarged T-Mobile would put some $40 billion behind the effort over three years, Mr. Legere said. That will be partially funded by $6 billion of annual cost savings — and a pledge not to direct the bounty toward buybacks or dividends.

The investment would dramatically boost the industry’s levels of capital expenditure. The larger rivals AT&T and Verizon, which are competing to be leaders in 5G, dedicated approximately $22 billion and $17 billion to network investments last year. T-Mobile and Sprint together mustered just $6 billion, according to Eikon data. And 5G is an expensive endeavor. New Street Research estimated that Verizon will spend $35 billion over the next five years to cover just 20 percent of the country. The cost ratchets up “significantly” to expand beyond that, the research firm said.

Mr. Legere is pitching a plan that by concentrating on 5G, T-Mobile will induce his competitors to follow suit aggressively. He started a price war some six years ago that left AT&T and Verizon little choice but to copy T-Mobile’s moves. T-Mobile and Sprint also have complimentary spectrum that when slammed together would help improve coverage in urban, suburban and rural areas.

Will this pass muster with regulators? Much depends on whether consumers end up paying more. But that could happen even without a deal, since Sprint is severely hobbled. The risk, of course, is that Mr. Legere doesn’t stick to his word, and a merged company becomes bigger and more complacent.

But if Mr. Legere’s previous commitment to a mobile price war is an indicator, consumers may end up better off with this deal than without it.

Jennifer Saba is a columnist for Reuters Breakingviews.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Facebook Post: How do I celebrate The New T-Mobile with Mike Sievert who will also be President and COO)? Confetti, obviously!! NewTmobile.com#WeWontStop

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January

4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships;

significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer,

solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

 Legal Disclaimer including as 9 rsult of changes inkey customer,supplier,employee or other business relationships;significant transaction costs,incul ding financni g costs.and unknowniabliities; fahi ue to aeali.{e the expected benefits and syner·gies of theprovosed Ifansae-lion inthe expected timcfra.mcs orat all; costs or difficulties rcl3ttd to theintegrationof Sprin1's ncrwork andopera tioM into T-Mobile;therisk of itigation or regulatory actioM;the inabi ity of T-t.1obilc,Sprint or the combinedcompanyto retain and hire key personnel;therisk that certani contractualrestric toi ns contained in the busni ess combinationagreement during the pendency of the proposed transactioncould adversely affect T--Moblie's or Sprint's abiilty to pursue business opportuntiies or strRtegic tmn.sactoi ns;effects ot ctumges in the regulatory envi1onment in which T-Moblie andSp1in1operate; changes inglobal,politci al,economic, business, eompetitivt' and market condtiions;change-s in taxandother laws and regulations; and other risks and unecnaintic-s detalied in TMobile's Annu.\1Report onform lo-K for the fsi calyearended Occcmber31,2017 and inits subS<lQucnt repor1s on FormIQ-0,inc-luding in the sections thereof captione<f•Risk Factors•and •cautionary Statement Regarding Forward· LookingSunemelll$,'" as wellas n its subsecauent r epons onFo1nl 8-K, allof whicha1e riled with the SEC and availablat www.sec.gov and www.•lmobile.com.Fo1wcud-tooking slatements cue basedoncu1rent expectations and assumplions,whichare subiect to1isks and uncertainties ttunmay cause actualresults to differ materially from those expresst'd inor impiled by suchforward-ol oking statements.Given the-serisks and uncertainties,persons reading this communci ationarc cautioned not to placeundue reilance onsuch forward lookingstatements.T-Mobile assumes no obligationto update orrevise the information Hello,lEN! TMUS $56.62 (•1.13%) t5Jt1J201t1t:52AM

Bonjour,JENI l'MU$$56.62 (-1.13%) 05f01J20tiii;SU.U -. ALL EMPLOYEE WEBCAST"REPLAY ® • • • WHAT YOU CAN SAY ABOUT THE DEAL HOW TO TALK ON SOCIAL MEDIA GOT QUESTIONS? WE'VE GOT ANSWERS Salut,JEN! TMUS$56.62 (·1.13%) MJ07f201111:S2AU Important Additional lnlormation In connection with thproposed bansaction, T Mobile US,Inc.\T Mobite•) will fie a r egis-tratoi n statement on foun So4, which will contain a joint consent solicitation statement ol T-Mobile and Sprint Corporation ('"Sprint•),that also constitutes a prospectus oll Mobilc (the •joint consent soilcitation statcmcnVprospcctus·), and each party will flie other documents regarding the pro,,osed1ransac1ion with the U.S.Secur ties amibchange Commission (the·sEC•). INVESTORS ANO SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPfCTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BCCOM( AVAJLABL( BLCAUS( 1fiEY WILL CON fAIN IMPORTANT INFORMAIlON. When final. a definitive copy ol the joint consent solictiation statemenVprosf)<>ctus will be sent to T-Moblie and S1uint stockholders. Investor s and security holder·s will be able to obtain the registration statement and the ioi nl consent solicitation statemenf/prospcctus free of charge from the SEC's website or from T-Mobile or Sprint. The documents filed by T·tdobil t wilh the SEC may be obtained free of charge at 1-Mobile'$ we-ite,AIwww.Hnobile.com,or at the SI.C's w bsJte,at www.$ec.gov. These documents may 91so be obtained tree of charge from r-Mobile by requesting them by mail at T-t.4obile US,Inc., I nvestor Relliuns, 1 Park Aven ue, 14th Boor, New York, NY 1001 6, or by telephone ilt21?.-358-3?10. TI1edocuments. filed by Sprint with the SEC may be obtained tree ot charge at Sprint's wcbs4te.at www.sprinlcom,or at the scc•s website,at www.scc.gov. I hcsc documents may also be obtained tree ol chargfrQm Sprint by reque$1ing them bv malial$ptinlCorpomlion,Shareholder Relation$,6?00 Sprint ParkwAy,Mail.$1opKSOPIIF0302-39679,Overtand Park,KAnsas GG251, ot by telephone at 913-794·1091. Participants In theSolicitation T·Mobile and Sprint af)d their respeclive direc.lotS and executive oHice1s and olher rnembers of managemenl and employe-es may be deerned to be participants in the solicitation ot consents in respect of the proposc<l tronsaclion. lnlormation about T Mobile's directors and cxccuUvc otfci crs is avaifabl(: in·Mobite's proxy :itatcmont dated Apr il 26, ?018, rat ils ?018 Annual Meeting of Stockholders. lntcnmation AbDul Sprinl'$ direCIO(S and executive officersis available i n s,niru's proxy slalement da t ed June 19, 2017, for ils 2017 Annual M ling of Sloekholders,and in Sprint's subsequent rcpons on form S.K filed wtih the SEC onJanuary 4, 2018 and January 17, 2018. Ocher informaUon regarding the panicipanls in the consnt s.olieilation and a description or lheir dircx:land indirect intorcsls,by security holdings. or otherwis.e, will be cont ained tn lhe joint consent solicit ation stat ernen t/pr0$1:tf3'Ctus and olher relevanl ma t erials to be filed with the SEC rega rding the acquisition when lhey be-come Hej,JEN! TMUSS56.62 (·t.t3%) 05/t1/ZOIIIt ZAN o•e June 19, 201/l, or its 201/ Annual Meeting of Stockholders,and in Sprint's subseque-nt reports on form 8-K tiled with the SLC onJanuary 4, 2018 and January 1/, 2018. Other infornl3tion regJuding the par·ticiplUliS in the consent solici tation and a description or 1hi1 di rect and indirect int erests, by s.ecmity holdi ngs oc otherwise, will he con taine\1 in the joinl consent solicitahon statemenVprospectus and olher relevant material$ lo l>e riled with the SEC r egtuding the acquisilio11 when they be-come available. Investors. s.houfd read the joint consent solicitation statemcm/prospectus carefully whenit becomes available before making anv votni g or investment decisions. You may obtain tree copies of these docurnen1s from T-Mobile or Spr·inl as indicA t ed above. No Offer or Solicitation filis communication shallnol constitute an offer t o sell or lhe solicilalion of. :noffer to buyany secur ities.. no1 shnllther·e be any sale of secmities io any jur isdiction in which such offer,solicitation or sate would be unlawfulprior to registration or qualification under the sccuri1ics faof My such jurisdiction. No offtring ot s curitits shall bl! made except by me-An$ of A prospectus meeting the req uireme.nls oflion 10 of 1h$ U.S.Sectrities Act of 1 933,as amended. <:autlonarySlatemenl Regarding Forward-looking Slalementa I his communicalion contains cenain lorward·ol oking statement-S concernni g T-Mobile, Sprint and the proposed lransaction between T Mobile and Sprinl.All statement-S olher than st alements of fact, i ncluding infounalion conceming fulure results,ar e forward-looking statements. These forwa•d·ol ok ing statements are general tv identified by tht words •anticipate,• "believe," "e' stimate," •expect,• "intend", •may." •could" or similtu expressions. Such forwarcWooking statements include, but are notlimtied to, slatements aboulthe benefits of the proposed transaclion, includni g anticipated tuul re financialand operaling resulls.synergies, accretion and grOW1h races, T-Mobife's. Spri nt's and the combi ned company's plans.objectives, expect alions and int entions, and lhe ex.pecled timi ng of completion of the proposed ltansaclion. There ar e several factors which coukt cause actual plans and rtsults to differ materialty from those expressed or implied in forwarcWooking suncments. Such factors include, bUI arc not limiel d to,the faiul re to obtain,or delays, in obtaining,required regulatory approvals.and the risk thaisuch approvals may result in the imposiilon o1conditions that could adve1sely affect the combined company or the expect ed benefits of the fUOposed transaction, or the failure 10 salisfv any of the olher conditions to the JUOpo.sed transaction on a timely basis or at all;tht oeeuncnec of evcncs that may giverise 10 a right of one or both of lheparties to terminate the busintss combination agreement; adverse e»ecls on lhe market price olT-Mobile's or Sprint's common stock and on T-Mobile's or Sprint's operatni g results becaus.e ola tailure 10 compel te the proposed tf'ansaclion in than tici pated li rneffa' me or at all; inability t o oblai n lhe fi nancing contemplat ed 10 be obt ained in conneclion with the J)roposed l umsaction on the expecled

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 Important Additional Information In connection with the proposed transaction, T Mobile US, Inc. (“T Mobile”) will file a registration statement on Form S 4, which will contain a joint consent solicitation statement of T Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T Mobile or Sprint. The documents filed by T Mobile with the SEC may be obtained free of charge at T Mobile’s website, at www.t mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T Mobile by requesting them by mail at T Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212 358 3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302 3B679, Overland Park, Kansas 66251, or by telephone at 913 794 1091. Participants in the Solicitation T Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T Mobile’s directors and executive officers is available in T Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8 K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T Mobile or Sprint as indicated above. No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward Looking Statements This communication contains certain forward looking statements concerning T Mobile, Sprint and the proposed transaction between T Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward looking statements. These forward  looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T Mobile’s or Sprint’s common stock and on T Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T Mobile’s or Sprint’s common stock and on T Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T Mobile; the risk of litigation or regulatory actions; the inability of T Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T Mobile’s Annual Report on Form 10 K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10  Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward Looking Statements,” as well as in its subsequent reports on Form 8 K, all of which are filed with the SEC and available at www.sec.gov and www.t mobile.com. Forward looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward looking statements. T Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.